Ecopetrol Announces Changes in Senior Management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” and together with its subsidiaries, the “Ecopetrol Group”) announces that in its session on July 25, 2025, the board of directors approved the following appointments:

•	Sergio Andrés Moreno Acevedo has been appointed Corporate Vice President of Science, Technology and Innovation, effective July 28, 2025. Sergio has been serving in this role in an acting capacity since January 27, 2025, replacing Luis Felipe Rivera. He is a Systems Engineer and holds a specialization in Technology Management from the Universidad Industrial de Santander. He brings over 21 years of professional experience in the technology sector, having held strategic and leadership roles. Sergio joined Ecopetrol in 2023 as Manager of Innovation and ST+I Portfolio, and also served as Vice President of Digital at CENIT, a subsidiary of Ecopetrol, from July 2024 to January 2025. We extend our gratitude to Luis Felipe Rivera, who will continue to take on new strategic and high-impact challenges within the Ecopetrol Group.

•	Bayron Triana Arias has been appointed Executive Vice President of Energy for the Transition, effective August 1, 2025. He has been serving in this role in an acting capacity since May 10, 2025, replacing David Riaño. Bayron Triana Arias is an Industrial Engineer from the National University of Colombia, with a Master’s degree in Management from the same institution. He has over 18 years of experience in the energy sector, both in the public and private spheres, holding managerial roles focused on public policy development, strategic projects, and renewable energy initiatives. He joined Ecopetrol in 2023 as Manager of Energy Strategy for the Transition. We extend our appreciation to David Alfredo Riaño, who will continue contributing to the Ecopetrol Group by leading new challenges that will strengthen the 2040 strategy and the consolidation of the corporate group.

Bogota D.C., July 25, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragon

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co